EX 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Energy Fuels Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-217098, 333-205182, 333-194900, and 333-226654) on Form S-8 and registration statements (Nos. 333-253666, 333-228158 and 333-226878) on Form S-3 of Energy Fuels Inc. of our report dated March 19, 2021, with respect to the consolidated balance sheets of Energy Fuels Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Energy Fuels Inc. Our report refers to a change in the accounting for leases.

/s/ KPMG LLP
Denver, Colorado
March 19, 2021